Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated April 4, 2014

(Supplementing Preliminary Prospectus Supplement Dated April 3, 2014

to Prospectus Dated April 3, 2014)

Registration No. 333-195009

Empresa Nacional de Electricidad S.A.

US$         % Notes due 20

This free writing prospectus of Empresa Nacional de Electricidad S.A. (“Endesa Chile”) relates only to this offering and replaces the table setting forth the reconciliation of consolidated EBITDA to consolidated net income and replaces and supplements related disclosures that had been provided in its preliminary prospectus supplement dated April 3, 2014 (the “Preliminary Prospectus Supplement”) to the Prospectus dated April 3, 2014 (the “Prospectus”) included in the Registration Statement on Form F-3 (Registration No. 333-195009). Please refer to the Preliminary Prospectus Supplement and the Prospectus for the full contents thereof which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/926864/000119312514129015/d703378d424b3.htm

References to “Endesa Chile,” the “Company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus Supplement.

The table setting forth the reconciliation of consolidated EBITDA to consolidated net income on page S-11 of the Preliminary Prospectus Supplement is replaced in its entirety with the following:

The following table sets forth a reconciliation of our consolidated EBITDA and Adjusted EBITDA to our consolidated net income for the periods indicated.

	For the year ended December 31,
	2013	2013	2012*	2011*	2010	2009
	(US$ million)	(Ch$ million)
Net income	1,074	563,506	419,023	581,135	684,611	772,100
(+) Depreciation and amortization expense	362	189,695	184,568	170,505	179,008	196,142
(+) Financial expense, net	261	137,130	146,995	119,091	119,717	170,794
(+) Income tax	391	204,907	182,833	207,330	179,964	172,468

EBITDA	2,088	1,095,238	933,419	1,078,061	1,163,300	1,311,504

(+) Impairment losses	12	6,459	11,117	9,473	706	44,000
(–) Total gain on sale of non-current assets not held for sale	5	2,564	765	973	1,621	65
(–) Other non-operating income	229	120,140	135,670	139,893	91,947	98,368

Adjusted EBITDA	1,866	978,993	808,101	946,668	1,070,438	1,257,071

*	Restated as a result of the application of IFRS 11.

The statements under “Presentation of Information—Non-GAAP Financial Measures” beginning on page S-4 of the Preliminary Prospectus Supplement are replaced in their entirety with the following:

Non-GAAP Financial Measures

A body of generally accepted accounting principles is commonly referred to as “GAAP.” For this purpose, a non-GAAP financial measure is generally defined by the United States Securities and Exchange Commission (the “SEC”) as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. This prospectus supplement discloses our consolidated EBITDA and Adjusted EBITDA, both of which are non-GAAP financial measures. EBITDA consists of net income plus depreciation and amortization, financial expense and income tax. Adjusted EBITDA consists of EBITDA plus impairment losses, minus total gain on sale of non-current assets not held for sale and other non-operating income.

EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS or generally accepted accounting principles in the United States. Our management believes that disclosure of EBITDA and Adjusted EBITDA can provide useful information to financial analysts and the investing public in their evaluation of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. Because not all companies calculate EBITDA or Adjusted EBITDA, EBITDA and Adjusted EBITDA as used herein may not be comparable to EBITDA or Adjusted EBITDA used by other companies.

See “Prospectus Supplement Summary—Summary Financial and Operating Data” and “Selected Financial and Operating Data” for a reconciliation of consolidated Adjusted EBITDA and EBITDA to our consolidated net income. The non-GAAP financial measures described in this prospectus supplement are not a substitute for the IFRS measures of earnings. EBITDA and Adjusted EBITDA are metrics derived from our financial statements.

The reference to our EBITDA in the fifth paragraph under the heading “Our Company” on page S-8 of the Preliminary Prospectus Supplement is replaced in its entirety with Adjusted EBITDA of Ch$979 billion.

The EBITDA line item in the other summary consolidated financial data table on page S-11 of the Preliminary Prospectus Supplement is replaced in its entirety with the following EBITDA and Adjusted EBITDA line items, including the footnote:

	For the year ended December 31,
	2013 (1)	2013	2012 (2)	2011 (2)	2010	2009
	(US$ million)	(Ch$ million)
Other summary consolidated financial data
EBITDA (5)	2,088	1,095,238	933,419	1,078,061	1,163,300	1,311,504
Adjusted EBITDA (5)	1,866	978,993	808,101	946,668	1,070,438	1,257,071

(5)	EBITDA is net income, plus depreciation and amortization, financial expenses, and income taxes, as set forth in the reconciliation table below. Adjusted EBITDA is EBITDA plus impairment losses, minus total gain on sale of non-current assets not held for sale and other non-operating income, as set forth in the reconciliation table below.

The Financial income (expense), net line item entry for the year 2009 in the table of summary consolidated statement of comprehensive income data on page S-10 of the Preliminary Prospectus Supplement is replaced in its entirety by Ch$(170,794) million.

The statements under “Risk Factors—Risks Related to the Notes—We depend in part on payments from our subsidiaries to meet our payment obligations.” on page S-17 in the Preliminary Prospectus Supplement is replaced in its entirety with the following:

We depend in part on payments from our subsidiaries to meet our payment obligations.

In order to pay our obligations, we rely in part on dividends, interest payments, loans, and other distributions from our subsidiaries. Subject to the limitations described below, we generally have been able to access the cash flows of our Chilean subsidiaries to meet cash needs at the Endesa Chile level. In 2013, Endesa Chile on a standalone basis, together with our Chilean subsidiaries, had total Adjusted EBITDA of Ch$364.3 billion in 2013. However, because Adjusted EBITDA excludes a number of cash expenses, such as interest expenses and income tax, actual cash flows of these subsidiaries may be materially less than their Adjusted EBITDA. While our non-Chilean subsidiaries had Adjusted EBITDA of Ch$614.7 billion, for the same reasons the actual cash flows of these subsidiaries may be materially less than their Adjusted EBITDA. Furthermore, we have not been able to access cash flows of our Argentine subsidiaries. As a result, in 2013, we received Ch$91.3 billion in dividends, interest payments, loans and other distributions from our non-Chilean subsidiaries but received no dividends or distributions from our Argentine subsidiaries. However, in 2013, we received Ch$38.9 billion in dividends from our non-Chilean affiliates. Our ability to pay the principal of, premium, if any, and interest on the notes will be substantially dependent on the receipt of distributions from our subsidiaries and equity affiliates. Our subsidiaries and equity affiliates are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due pursuant to the notes or to make any funds available to pay such amounts and do not guarantee the payment of interest on or principal of the notes. In addition, the ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal limits such as dividend restrictions and fiduciary duties, contractual limitations, foreign exchange controls that may be imposed in any of the five countries where our subsidiaries operate and the operating results of our subsidiaries and equity affiliates.

Our future results of operations outside of Chile may continue to be subject to greater economic and political risks than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those entities to repay the notes.

Endesa Chile has filed a registration statement (including the Prospectus) and the Preliminary Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the related Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Endesa Chile and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the Preliminary Prospectus Supplement and Prospectus if you request it in writing from any of: BBVA Securities Inc., Attention: Latin America Debt Capital Markets, 1345 Avenue of the Americas, 44th Floor, New York, NY 10105, telephone: +1 (212) 728-1500, or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: Latin America Debt Capital Markets, telephone: +1 866-803-9204. The Preliminary Prospectus Supplement and the Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/926864/000119312514129015/d703378d424b3.htm

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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